SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For May 2007
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.
Yes         No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2007, incorporated by reference herein:

Exhibit

99.1 Release dated May 16, 2007, entitled “EMPEROR HEDGE BOOK CLOSED
OUT”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: May 16, 2007
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARBN: 086 277 616
JSE trading symbol: DRD
ISIN: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD”)
EMPEROR HEDGE BOOK CLOSED OUT
Emperor Mines Limited (“Emperor” or “the company”) announces that, in accordance with the recently announced decision to pay out debt and hedge liabilities, the company has now closed out its gold forward-sell hedge book of 145,695 ounces at a spot price of
US$670/oz, effective Monday, 14 May 2007.

The hedge book was closed out for a total of US$34.2m, and the ANZ Bank has agreed to defer the settlement of the amount till 31 December 2007, following the receipt of funds rising from the sale of Emperor’s stake in the Porgera Joint Venture (“the Porgera transaction”).

This deferral facility attracts an interest rate of LIBOR + 3.7% margin, also payable on settlement in December.

Emperor’s Chief Executive, Brad Gordon, said that closing out of the hedge book was a major step in the company’s strategy to reduce all debt and hedge liabilities following the restructure of the company as announced earlier in the year.

“The Porgera transaction has provided a unique opportunity for the company to free itself from significant debt and hedge obligations in order to more aggressively pursue opportunities for the future.”

“Closing our hedge book is yet another step in re-positioning the company following the
Porgera transaction, and this, together with the planned retirement of the company’s ANZ finance facility, will allow us to consider future opportunities from a stronger financial base,” Mr Gordon said.

FURTHER INFORMATION:
Patrick Bindon
Director – Corporate Communications
Emperor Mines Limited
AUS +617 3007 8000
FAX +617 3007 8080

pbindon@emperor.com.au

16 May 2007

Sponsor
Standard Bank